FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

    For the month of:     May 17, 1999
                          -------------

                                  TRICOM, S.A.
                 (Translation of registrant's name into English)


         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F  X                  Form 40-F
                         ---                          ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                   Yes                       No   X
                      ---                        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

                                  TRICOM, S.A.

                                QUARTERLY REPORT

                                     FOR THE

                                  FIRST QUARTER

                                      ENDED

                                 MARCH 31, 1999

                                TABLE OF CONTENTS


                                                                           PAGE

GENERAL INTRODUCTION.........................................................1

                                     PART I

                              FINANCIAL INFORMATION

ITEM 1. FINANCIAL  STATEMENTS................................................2

Consolidated Balance Sheet as of December 31, 1998 and
March 31, 1999 (unaudited)...................................................2

Consolidated Statement of Operations Three Months Ended
March 31, 1998 and 1999 (unaudited)..........................................5

Consolidated Statements of Cash Flows Three Months Ended
March 31, 1998 and 1999 (unaudited)..........................................6

Notes to Financial Statements................................................7

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS
        AND FINANCIAL CONDITION..............................................6

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK..........17

                                     PART II

                                OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS...................................................18
ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS...........................18
ITEM 3. DEFAULTS UPON SENIOR SECURITIES.....................................18
ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.................18
ITEM 5. OTHER INFORMATION...................................................18
ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K....................................18

                              GENERAL INTRODUCTION

     Unless the context indicates otherwise, all references to (i) the "Company" or "TRICOM" refer to TRICOM, S.A. and its consolidated subsidiaries and their respective operations, and include TRICOM's predecessors, and (ii) "GFN" refers to GFN Corporation Ltd. and its direct and indirect subsidiaries, other than the Company and its subsidiaries, and include GFN's predecessors.

PRESENTATION OF CERTAIN FINANCIAL INFORMATION

     The Company prepares its consolidated financial statements in conformity with generally accepted accounting principles in the United States. The Company adopted the United States dollar as its functional currency effective January 1, 1997.

     In this Quarterly Report references to "$," "US$" or "U.S. dollars" are to United States dollars, and references to "Dominican pesos" or "RD$" are to Dominican pesos. This Quarterly Report contains translations of certain Dominican peso amounts into U.S. dollars at specified rates solely for the convenience of the reader. These translations should not be construed as representations that the Dominican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. The average of prices of one U.S. dollar quoted by certain private commercial banks (the "Private Market Rate") as reported by Banco Central de la Republica Dominicana (the "Central Bank") on March 31, 1999 was RD$16.20 = US$1.00, the date of the most recent financial information included in this Quarterly Report. The Federal Reserve Bank of New York does not report a noon buying rate for Dominican pesos. On May 11, 1999, the Private Market Rate was RD$16.08 = US$1.00.

FORWARD-LOOKING STATEMENTS

     The statements contained in this Quarterly Report which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to, the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

PART I
                              FINANCIAL INFORMATION


FINANCIAL STATEMENTS

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN US$)

                                           DECEMBER 31,             MARCH 31,
                                         --------------           -------------
                                              1998                     1999
ASSETS                                      (AUDITED)               (UNAUDITED)

Current assets:
  Cash and cash equivalents           US$     15,377,410      US$     5,048,152


  Accounts receivable:
   Customers                                   9,168,740              9,878,925
   Carriers                                    4,153,003              5,140,117
   Related parties                               163,110                476,167
   Officers and employees                        275,069                379,026
   Current portion of long term
     accounts receivable                          75,071                 53,358

   Other                                       2,113,228                605,861
                                          --------------         --------------
                                              15,948,221             16,533,454
   Allowance for doubtful accounts              (740,687)              (826,557)
                                          --------------         --------------
      Accounts receivable, net                15,207,534             15,706,897


Current portion of pledged securities         54,470,478             43,905,746
Inventories, net                               8,687,356             10,666,220
Prepaid expenses                               2,921,680              2,140,698
Deferred income taxes                            556,949                613,152
                                          --------------         --------------
      Total current assets                    97,221,407             78,080,866

Long-term accounts receivable                     91,556                 88,273
Unearned interest                                     --                     --
                                          --------------         --------------
Long-term accounts receivable, net                91,556                 88,273

Other investments                              2,164,387              2,194,724

Property and equipment cost                  365,682,963            391,440,929
Accumulated depreciation                     (35,226,515)           (39,721,399)
                                          --------------         --------------
Property and equipment, net                  330,456,448            351,719,530
Other assets at cost, net of amortization     14,880,805             16,826,504

TOTAL ASSETS                          US$    444,814,603      US$   448,909,897
                                          ==============         ==============

TRICOM, S.A.
CONSOLIDATED BALANCE SHEET (CONTINUED)
(IN US$)

                                               DECEMBER 31,           MARCH 31,
                                             ---------------       ------------
                                                  1998                  1999
                                               (AUDITED)            (UNAUDITED)

LIABILITIES & SHAREHOLDERS EQUITY
Current liabilities:
  Notes payable:
   Borrowed funds-banks                  US$     21,665,516     US$  40,996,562
   Borrowed funds-related parties                25,591,915           6,013,364
   Current portion of long term debt
      - Carifa Loan                              32,000,000          32,000,000
                                            ---------------        ------------
                                                 79,257,431          79,009,926
  Accounts payable:
   Carriers                                       3,106,898           2,506,352
   Suppliers                                     11,772,957          20,675,026
   Related parties                                       --               8,242
   Other                                          1,566,076             420,816
                                            ---------------        ------------
                                                 16,445,931          23,610,436
Other liabilities                                 7,413,821           4,257,111
Accrued expenses                                 13,887,974           9,599,531
                                            ---------------        ------------
      Total current liabilities                 117,005,157         116,477,004

Reserve for severance indemnities                    42,886              27,868

Deferred income tax                                 205,258             205,258

Long-term debt:
  Carifa Loan                                            --                  --
  Senior Notes                                  200,000,000         200,000,000
                                            ---------------        ------------
  Total liabilities                             317,253,301         316,710,130

Shareholders equity:
  Class A Common Stock at par value RD$10:
  Authorized 55,000,000 shares; 5,700,000
  shares issued at December 31, 1998 and
  March 31, 1999                                  3,750,000           3,750,000

  Class B Stock at par value RD$10:
  Authorized 25,000,000 shares at
  December 31, 1998 and March 31, 1999;
  19,144,544 issued at December 31, 1998
  and March 31, 1999                             12,595,095          12,595,095
Additional paid-in-capital, excess over par      94,015,852          94,015,852
Retained earnings                                19,224,112          23,862,577
Equity adjustment for foreign currency
  translation                                    (2,023,757)         (2,023,757)
                                            ---------------        ------------
Shareholders equity, net                        127,561,302         132,199,767

TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                      US$    444,814,603     US$ 448,909,897
                                            ===============     ===============

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)

                                                         THREE MONTHS ENDED
                                                  ------------------------------
                                                             MARCH 31,
                                                  ------------------------------
                                                     1998                1999
                                                  (UNAUDITED)        (UNAUDITED)
OPERATING REVENUES:
Toll                                          US$   4,533,777    US$  4,705,266
International settlement                           10,843,462        12,970,980
Local service                                       2,681,624         5,840,175
Cellular                                            4,235,646         5,863,334
Paging                                              1,264,116           900,254
Sale and lease of equipment                           997,386           966,004
Installations                                       2,397,536         3,419,179
Other                                                  62,137           158,007
                                                  -----------      -------------
TOTAL OPERATING REVENUES                           27,015,684        34,823,199

OPERATING COSTS:
Satellite connections and carriers                  7,478,406         8,420,901
Network depreciation                                2,363,897         3,449,453
Expense in lieu of income taxes                     1,926,880         2,969,610
General and administrative expenses                 7,445,802         9,600,529
Depreciation expense                                  637,266         1,045,431
Other                                               1,022,133         1,009,404
                                                  -----------      -------------
TOTAL OPERATING COSTS                              20,874,384        26,495,328


OPERATING INCOME                                    6,141,300         8,327,871
OTHER INCOME (EXPENSES):
Interest expense                                   (4,365,511)       (4,454,860)
Interest income                                     1,177,995           971,202
Foreign exchange gain (loss)                         (106,223)          165,392
Other                                                (436,869)         (427,343)
                                                  -----------      -------------
TOTAL OTHER EXPENSES                               (3,730,608)       (3,745,609)

EARNINGS BEFORE INCOME TAX                          2,410,692         4,582,262

INCOME TAX - DEFERRED CREDIT                               --            56,203

NET EARNINGS                                  US$   2,410,692   US$   4,638,465
                                                  ===========      =============

EBITDA                                        US$  11,069,343   US$  15,792,365

EARNINGS PER SHARE                            US$        0.13   US$        0.19



TRICOM, S.A. and Subsidiaries
Consolidated Statement of Cash Flows
(In US$)

                                                        Three Months Ended
                                                   ----------------------------
                                                             March 31,
                                                   ----------------------------
                                                     1998              1999
                                                  (Unaudited)       (Unaudited)

Cash flows from operating activities:

  Net earnings (loss)                          US$  2,410,692     US$ 4,638,465
  Adjustments to reconcile net earnings
  (loss) and net
  Cash provided by operating activities:
   Depreciation                                     3,001,163         4,494,884
   Allowance for doubtful accounts                    157,069           628,689
   Accounts receivable charged off                   (314,138)         (542,819)
   Unrealized loss (gain) in foreign exchange         101,274                --
   Reserve for severance indemnities, net of
   payments                                           (37,513)            89,043
   Net changes in assets and liabilities:
    Accounts receivable                               915,194          (595,420)
    Inventories                                    (5,583,587)       (1,978,864)
    Prepaid expenses                                2,333,859           780,982
    Long-term accounts receivable                     367,504            21,714
    Unearned interest                                 (12,526)               --
    Other assets                                   (1,806,711)       (1,388,752)
    Accounts payable                               11,937,070         7,156,261
    Other liabilities                                 502,891        (3,212,914)
    Accrued expenses                               (6,152,264)       (4,392,504)
                                               ---------------   ---------------
     Total adjustments                              5,409,285         1,060,300
                                               ---------------   ---------------
Net cash provided by operating activities           7,819,977         5,698,765
                                               ===============   ===============

Cash flows from investing activities:
  Current portion of investments                           --        10,564,732
  Cancellation of investments                      13,213,028          (587,285)
  Acquisition of property and equipment           (29,516,058)      (25,757,965)
                                               ---------------   ---------------
Net cash used in investing activities             (16,303,030)      (15,780,518)

Cash flows from financing activities:
  Borrowed funds from banks                         1,900,330        19,331,046
  Borrowed funds from related parties               4,500,813       (19,578,551)
                                               ---------------   ---------------
Net cash provided by financing activities           6,401,143          (247,505)

Effect of exchange rate changes on cash              (100,766)               --

Net increase in cash and cash equivalents          (2,182,676)      (10,329,258)

Cash and cash equivalents at beginning of the
period                                              5,732,505        15,377,410

Cash and cash equivalents at end of period     US$  3,549,829     US$ 5,048,152
                                               ===============    =============

TRICOM, S.A. AND SUBSIDIARIES
NOTES TO FINANCIAL STATEMENTS


NOTE 1 - BASIS OF PRESENTATION

     The Company considers that all adjustments (all of which are normal recurring accruals) necessary for a fair statement of financial position and results of operations for these periods have been made; however, results for such interim periods are subject to year-end audit adjustments. Results for such interim periods are not necessarily indicative of results for a full year.

NOTE 2 - CALCULATION OF EBITDA

     EBITDA typically consists of earnings (loss) before interest expense, income taxes, depreciation and amortization. Because the Company makes payments to the Dominican government in lieu of income taxes, such expense is characterized as an operating expense and EBITDA is calculated after the deduction of such expense. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. However, it does not purport to represent cash generated or used by operating activities and should not be considered in isolation or as a substitute for a measure of performance in accordance with generally accepted ac counting principles.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

COMPANY OVERVIEW

BACKGROUND

     TRICOM is a full service telecommunications provider in the Dominican Republic, and an international long distance carrier in the United States. TRICOM commenced operations as a low-cost international long distance provider in 1992 and has since expanded to provide basic local service, national long distance, cellular, paging, Internet access and value-added services. The Company has developed a substantial presence in the international long distance market for the Dominican Republic and has constructed a cellular network which covers approximately 80% of the country's population. In addition, TRICOM has been aggressively expanding its basic local phone service business since the fourth quarter of 1996. As a result of these efforts, the Company has achieved significant growth, with operating revenues increasing from US$1.9 million in 1992, to US$125.5 million in 1998.

INTERNATIONAL LONG DISTANCE SERVICES

     TRICOM is a leading participant in the large market for international long distance traffic between the Dominican Republic and the United States. The Company has operating agreements with all the major facilities-based international carriers responsible for international long distance traffic between the Dominican Republic and the United States, and also has agreements with numerous emerging carriers which account for an increasing share of the total traffic between the two countries. In January 1997, the Company commenced operations of its subsidiary TRICOM USA, Inc., a Delaware corporation ("TRICOM USA"), which is a facilities-based international and resale carrier located in the United States. The Company believes that TRICOM USA will provide it with an important means for gaining additional market share of the international long distance traffic from the United States to the Dominican Republic.

     The Company operates a chain of owned or franchised public telephone centers and sells a prepaid calling card, the Efectiva Card, which allows customers to make international long distance calls. The Company receives the bulk of its international long distance toll revenues from its local service customers, users of the Efectiva Card, its public telephone centers and its large business customers. In the future, the Company expects that its local service customers will generate an increasing portion of these international long distance revenues, as well as additional long distance revenues for calls within the Dominican Republic.

DOMESTIC SERVICES

     Local Service. TRICOM provides local exchange services to residential and small business customers in select areas of Santo Domingo, Santiago and San Francisco de Macoris. These cities are the three largest in the Dominican Republic, comprising 43% of the total population of the country. At March 31, 1999, the Company had 92,055 local access lines in service. The Company anticipates installing approximately 45,000 local access lines in 1999. The Company currently uses copper or fiber wirelines to connect customers to its network. The Company is accelerating its penetration of the basic local service market by deploying a fixed digital cellular system, or wireless local loop ("WLL"). The WLL employs digital cellular technology that uses the Code Division Multiple Access ("CDMA") protocol and operates on the 1.9 GHz radio frequency band. The WLL, will allow the Company to achieve faster line installation and to reach broader service areas than possible with a wireline network. The Company is currently market testing approximately 3,000 WLL lines in service around the Dominican Republic's capital city of Santo Domingo and expects to complete the first two phases of its wireless local loop deployment by the third quarter of 1999.

     Cellular. At March 31, 1999, the Company had 126,923 mobile cellular subscribers. In August 1997, the Company initiated several programs to enhance cellular subscriber growth, including the introduction of the "Amigo" prepaid cellular card program and arrangements with major consumer electronics retailers to offer the Company's cellular service in conjunction with their sale of handsets. As a result, the Company's cellular subscriber base grew by 126.7% from 55,986 subscribers at March 31, 1997 to 126,923 subscribers at March 31, 1999.

     On April 26, 1999, the Company announced the launching of its "Millennium" PCS digital wireless service. The service will utilize CDMA technology enabling cellular customers in the Dominican Republic to enjoy higher sound clarity and call quality than available through analog wireless services. The announcement marked the completion of the first phase of TRICOM's PCS deployment, which will initially serve 80% of the nation's capital city of Santo Domingo, covering a population of approximately 2.5 million people. The second phase of the Company's digital mobile expansion program is scheduled to be completed by the end of the second quarter of 1999, expanding coverage to five additional cities and addressing a total population of over 4 million. The Company believes that these programs will be instrumental to the future growth of its cellular subscriber base.

PRINCIPAL SHAREHOLDERS

     TRICOM is controlled by GFN Corporation, Ltd. and Motorola, Inc. ("Motorola"). GFN, one of the Dominican Republic's largest holding companies with interests in media, banking, credit cards and insurance, beneficially owns 60% of the issued and outstanding shares of Class B Stock and Motorola beneficially owns 40% of the issued and outstanding shares of Class B Stock. In May 1998, TRICOM made its initial public offering in the United States of 5.7 million American Depositary Receipts representing an equal number of TRICOM's Class A Common Stock. The ADRs are listed on the New York Stock Exchange under the ticker symbol "TDR." Each share of Class B Stock entitles the holder thereof to cast ten votes while each share of Class A Common Stock entitles the holder thereof to cast one vote. At March 31, 1999, GFN owned 46.2% of the shares of Common Stock (58.4% of the total voting power), Motorola 30.8% (38.8% of the total voting power) and the public 23% (2.8% of the total voting power).

REVENUE RECOGNITION

     The Company derives its operating revenues primarily from toll revenues, international revenues, cellular services, paging services, local services, the sale and lease of equipment and installations. The components of each of these services are as follows:

     Toll revenues are amounts received by the Company from its customers in the Dominican Republic for international and domestic long distance calls as well as interconnection charges received from Codetel. Toll revenues are generated by retail telephone centers, large corporate accounts, residential and commercial customers, calling card users and cellular subscribers. Toll revenues are recognized as they are billed to customers, except that revenues from prepaid calling cards are recognized as the calling cards are used or expire.

     International revenues represent amounts recognized by the Company for termination of traffic from foreign telecommunications carriers to the Dominican network, including revenues derived from the Company's U.S. based international long distance pre-paid calling cards.

     Local service revenues consist of wireline rent, local measured service and charges for CLASS services or vertical features, including call forwarding, three-way calling, call waiting and voice mail, as well as calling party pays revenues and revenues from other miscellaneous wireline services.

     Cellular revenues represent fees received for mobile cellular services, including interconnection charges for calls incoming to the Company's cellular subscribers, but excluding international long distance calls generated by cellular units. Cellular fees consist of fixed monthly access fees, per minute usage charges and additional charges for custom or vertical features, including call waiting, call forwarding, three-way calling and voice mail, and for other miscellaneous cellular services.

     Paging revenues consist of fixed monthly charges for nationwide service and use of paging equipment and activation fees.

     Revenues from the sale and lease of equipment consist of sales and rental fees charged for customer premise equipment, including private branch exchanges and key telephone systems, residential telephones, cellular handsets and paging units. Since late 1996, the Company has only sold such equipment.

     Installation revenues consist of fees charged by the Company for installing local access lines, private branch exchanges and key telephone systems as well as fees for activating cellular handsets.

     Other revenues consist of revenues that are not generated from the Company's core business, including commissions received for providing package handling services for a courier and commissions received for collection services for utility companies.



     The following table sets forth the percentage contribution of each category of revenues to total operating revenues for the period indicated:

                                                        THREE MONTHS
                                                            ENDED
                                                          MARCH 31,
                                                     --------------------
                                                        1998       1999
                                                        ----       ----
          Toll.....................................     16.8%      13.5%
          International settlement.................     40.1       37.2
          Local service............................      9.9       16.8
          Cellular.................................     15.7       16.8
          Paging...................................      4.7        2.6
          Sale and lease of equipment..............      3.7        2.8
          Installations............................      8.9        9.8
          Other....................................      0.2        0.5

     The following table sets forth certain items in the statements of operations expressed as a percentage of total operating revenues for the period indicated:

                                                        THREE MONTHS
                                                            ENDED
                                                          MARCH 31,
                                                     --------------------
                                                        1998       1999
                                                        ----       ----
          Operating costs..........................     77.3%      76.1%
          Operating income.........................     22.7       23.9
          Interest expense, net....................    (11.8)     (10.0)
          Other income (expenses)..................    (13.8)     (10.8)
          Net earnings.............................      8.9       13.3
          EBITDA...................................     41.0       45.4


THREE MONTHS ENDED MARCH 31, 1998 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1999

     OPERATING REVENUES. The Company's total operating revenues increased 28.9% from US$27.0 million for the three-month period ended March 31, 1998 (the "1998 First Quarter") to US$34.8 million for the three-month period ended March 31, 1999 (the "1999 First Quarter"). The Company attributes this growth to increased local service, cellular and installation revenues associated with the Company's local network expansion, as well as increased international revenues generated by TRICOM USA, Inc., the Company's U.S. subsidiary which is a facilities based international carrier.

     Toll. Toll revenues increased 3.8% from US$4.5 million for the 1998 First Quarter to US$4.7 million for the 1999 First Quarter as a result of higher domestic and outbound international traffic. Domestic long distance minutes increased by 50.0% from 4.5 million minutes for the 1998 First Quarter to 6.8 million minutes for the 1999 First Quarter as a result of a higher number of local access lines in service. Outbound international minutes increased by 19.6% from 5.6 million minutes for the 1998 First Quarter to 6.7 million minutes for the 1999 First Quarter, reflecting increased traffic volume from retail telephone centers, the Efectiva prepaid calling card and from the increased number of local access lines. The Company's retail telephone centers, Efectiva prepaid calling card and local access lines accounted for 28.6%, 28.0%, and 27.9%, respectively, of the total outbound international minutes for the 1999 First Quarter compared to 29.6%, 29.2%, and 29.6% respectively, for the 1998 First Quarter.

     Interconnection revenues related to domestic and international long distance traffic also increased due to the growth of the Company's local access line installed base. Interconnection revenues increased by 74.7% from US$685,000 for the 1998 First Quarter to US$1.2 million for the 1999 First Quarter. Toll revenues represented 16.8% of total operating revenues for the 1998 First Quarter compared to 13.5% of total operating revenues for the 1999 First Quarter.

     International. International revenues increased 19.6% from US$10.8 million for the 1998 First Quarter to US$13.0 million for the 1999 First Quarter, primarily as a result of the growth of inbound traffic volume generated by TRICOM USA. Inbound minutes increased by 73.8% from 40.9 million for the 1998 First Quarter to 71.0 million minutes for the 1999 First Quarter, reflecting volume based agreements and the contribution of TRICOM USA's operations in the United States. TRICOM USA accounted for 56.7% of the total inbound minutes in the 1998 First Quarter compared to 57.6% of the total inbound minutes in the 1999 First Quarter. The total number of inbound minutes generated by TRICOM USA increased by 76.8% from 23.2 million during the 1998 First Quarter to 40.9 million during the 1999 First Quarter. Provision of facilities by TRICOM USA to resellers and prepaid calling cards distributed in the United States accounted for 21.3 million minutes and 1.9 million minutes of the total inbound minutes generated by TRICOM USA during the 1998 First Quarter compared to 33.2 million and 7.7 million during the 1999 First Quarter.

     The increase in international revenues was achieved despite a 19% decrease in settlement rates from an average of US$0.22 per minute during the 1998 First Quarter to an average of US$0.18 per minute during the 1999 First Quarter. Settlement rates for traffic between the United States and the Dominican Republic have declined over the past five years as a result of increased competition in the market for international long distance service, and the

Company anticipates that competitive and regulatory pressures could push settlement rates lower. TRICOM has been able to increase revenues from the provision of international long distance services by increasing the volume of international traffic that it handles. Future decreases in settlement rates, without corresponding increases in the Company's long distance traffic from the United States would reduce the Company's international settlement revenues, adversely affect the profit margins that the Company realizes on such traffic and could have a material adverse effect on the Company's business, financial condition and results of operations. International settlement revenues represented 40.1% of total operating revenues for the 1998 First Quarter compared to 37.2% of total operating revenues for the 1999 First Quarter.

     Local service. Local service revenues increased 117.8% from US$2.7 million for the 1998 First Quarter to US$5.8 million for the 1999 First Quarter as a result of the Company's local access subscriber base growth, combined with the positive effects of local rate rebalancing.

     The Company added 11,439 net local access lines during the 1999 First Quarter compared to 8,386 net local access lines added during the 1998 First Quarter. The number of net local access line additions during the 1999 First Quarter represents the highest number of net line additions in any quarter since the Company began installing them in 1994. At March 31, 1999, the Company had 92,055 local access lines in service compared to 51,581 local access lines in service at March 31, 1998. As a result of a higher number of lines in service, interconnection revenues related to local calls received from Codetel increased 96.3% from US$234,000 for the 1998 First Quarter to US$459,000 for the 1999 First Quarter.

     On January 14, 1999, the Company announced price increases in residential monthly rent charges as well as measured local service rates as part of the industry's process of price liberalization initiated under the new Telecommunications Law No. 153. Effective as of January 1, 1999, TRICOM increased the price per minute of measured local service from RD$0.10 (US$0.006) to RD$0.14 (US$0.009). The Company has and will thereafter, adjust the price per minute of measured local service in monthly increments of RD$0.01 until it reaches RD$0.25 (US$0.015) at December 31, 1999. On average, the price per minute of measured local service increased by 16% from US$0.007 per minute during the 1998 First Quarter to US$0.009 per minute during the 1999 First Quarter. As a result, measured local service revenues increased by 49.3% from US$422,000 during the 1998 First Quarter to US$713,000 during the 1999 First Quarter. In addition, average monthly rent charges increased by 32% from US$11.69 in the First Quarter of 1998 to US$15.38 in the First Quarter of 1999. Local service rent revenues increased by 135.6% from US$1.9 million during the 1998 First Quarter to US$4.6 million during the 1999 First Quarter. Local service revenues represented 9.9% of total operating revenues for the 1998 First Quarter compared to 16.8% of total operating revenues for the 1999 First Quarter.

     Cellular. Cellular revenues increased by 38.4% from US$4.2 million for the 1998 First Quarter to US$5.9 million for the 1999 First Quarter, primarily as a result of a higher average subscriber base and a higher average price per outgoing airtime minute. The Company added 18,391 net subscribers during the 1999 First Quarter compared to 14,879 net subscribers added in the 1998 First Quarter. The number of cellular subscribers increased at March 31, 1999 by 126.7% to 126,923 from 55,986 at March 31, 1998. As a result of a higher average subscriber base, airtime minutes increased 28.0% from 21.6 million minutes for the 1998 First Quarter to 27.7 million minutes for the 1999 First Quarter. In addition, the average price per outgoing airtime minute increased by 14.0% from US$0.23 in the 1998 First Quarter to US$0.27 in the 1999 First Quarter.

     The Company attributes the increase in the number of subscribers and cellular airtime to the introduction of prepaid cellular services and the Amigo prepaid card for cellular calls in the third quarter of 1997. Prepaid cellular services generated approximately 51% of the Company's total airtime minutes and 61% of total cellular revenues in the 1999 First Quarter. Prepaid cellular revenues increased by 152.9% from US$967,000 in the 1998 First Quarter to US$2.4 million during the 1999 First Quarter.

     The Company's average monthly churn rate for cellular services declined from 3.6% for the 1998 First Quarter to 1.7% for the 1999 First Quarter. The Company calculates churn by dividing the number of subscribers disconnected during a given period by the sum of subscribers at the beginning of each month during such period. Interconnection revenues associated with airtime traffic received from Codetel increased by 207.0% from US$318,000 in the 1998 First Quarter to US$975,000 in the 1999 First Quarter due to a higher volume of incoming minutes received by prepaid cellular subscribers, as well as to a larger subscriber base. Cellular revenues represented 15.7% of total operating revenues for the 1998 First Quarter compared to 16.8% of total operating revenues for the 1999 First Quarter.

     Paging. Paging revenues decreased 28.8% from US$1.2 million for the 1998 First Quarter to US$900,000 for the 1999 First Quarter. The decrease reflected a decline in the average revenue per paging subscriber during the 1999 First Quarter from the average revenue per paging subscriber during the 1998 First Quarter, as a result of increased competition in the market. In addition, the Company believes that the success of its prepaid cellular program has contributed to the decline of its paging revenues by encouraging paging subscribers to replace their paging services with prepaid cellular services. At March 31, 1999, the Company had 28,892 paging subscribers compared to 28,332 paging subscribers at March 31, 1998. The Company's average monthly churn rate for paging services declined from 3.5% for the 1998 First Quarter to 3.0% for the 1999 First Quarter. Paging revenues represented 4.7% of total operating revenues for the 1998 First Quarter compared to 2.6% of total operating revenues for the 1999 First Quarter. The Company has determined that paging will not be a major focus of its marketing efforts.

     Sale and lease of equipment. Revenues from the sale and lease of equipment decreased 3.1% from US$997,000 for the 1998 First Quarter to US$966,000 for the 1999 First Quarter, primarily due to a lower number of cellular handsets and paging equipment sold as a result of the Company entering into arrangements for the distribution of cellular service with major electronics retailers. The Company believes that these arrangements will decrease revenues from the sale of cellular equipment, but could increase cellular service revenues by expanding the number of subscriber additions. Sale and lease of equipment revenues represented 3.7% of total operating revenues in the 1998 First Quarter compared to 2.8% of total operating revenues for the 1999 First Quarter. The Company has strategically migrated away from this revenue source and has determined that the sale and lease of equipment will not be a major focus of its marketing program.

     Installations. Installation revenues increased 42.6% from US$2.4 million for the 1998 First Quarter to US$3.4 million for the 1999 First Quarter. This increase is attributable to the significant growth in the number of local access line installations and cellular activations as well as an increase in the average installation fee per local access line from US$185 during the 1998 First Quarter to US$188 during the 1999 First Quarter. The Company installed 13,939 gross local access lines and 24,344 gross cellular additions in the 1999 First Quarter, compared to 9,553 gross local access lines and 19,881 gross cellular additions for the 1998 First Quarter, reflecting the increased demand for the Company's services. Installation revenues represented 8.9% of total operating revenues in the 1998 First Quarter compared to 9.8% of total operating revenues for the 1999 First Quarter.

     OPERATING COSTS. Major components of operating costs are (a) carrier costs, which include amounts owed to foreign carriers for the use of their networks for termination of outbound traffic, (b) interconnection costs, which are access charges paid to Codetel, (c) depreciation of network equipment and leased terminal equipment, (d) payments for international satellite circuit leases, (e) expenses in lieu of income tax, (f) general and administrative expenses and (g) depreciation expense. The Company's operating costs increased 26.9% from US$20.9 million for the 1998 First Quarter to US$26.5 million for the 1999 First Quarter. Operating costs represented 77.3% of total operating revenues for the 1998 First Quarter compared to 76.1% of total operating revenues for the 1999 First Quarter.

     Satellite connections and carrier costs increased by 12.6% from US$7.5 million during the 1998 First Quarter to US$8.4 million during the 1999 First Quarter. This increase reflected a 7.0% increase in carrier costs from US$2.4 million in the 1998 First Quarter to US$2.6 million in the 1999 First Quarter due to higher volume of outbound traffic. Interconnection costs increased by US$1.2 million from US$2.0 million in the 1998 First Quarter to US$3.3 million in the 1999 First Quarter, as a result of a higher subscriber base and a larger proportion of the southbound traffic terminating in the Company's network. These increases were partially offset by a 34.1% decrease in lease payments for switching facilities and satellite connections costs from US$1.3 million in the 1998 First Quarter to US$834,000 in the 1999 First Quarter due to cost savings resulting from the commencement of operations of the Antilles-I fiber optic cable.

     Network depreciation and depreciation expense increased 45.9% and 64.0% from US$2.3 million and US$637,000, respectively, for the 1998 First Quarter to US$3.4 million and US$1.0 million, respectively, for the 1999 First Quarter as a result of the Company's continued investments in telephone plant and equipment.

     TRICOM currently is making payments to the Dominican government in lieu of income tax equal to 10% of net international revenues. This expense in lieu of income taxes increased by 54.1% from US$1.9 million for the 1998 First Quarter to US$3.0 million for the 1999 First Quarter, due to increased revenues, a portion of which were not subject to deductible access charges, including, in particular, installation revenues.

     Other costs decreased slightly to US$1.0 million for the 1999 First Quarter primarily as a result of lower costs of sale of equipment, as a result of fewer cellular and paging unit sales brought about by the Company entering into the distribution arrangements with major electronics retailers.

     The Company's general and administrative expenses include salaries and other compensation to personnel, building depreciation charges, maintenance expenses, marketing expenses and other related costs. The Company's general and administrative expenses increased by 28.9% from US$7.4 million for the 1998 First Quarter to US$9.6 million for the 1999 First Quarter. The increases were primarily attributable to higher sales commissions paid to sales staff, increased personnel costs due to a higher employee headcount, and higher marketing expenses. Commissions increased by 175.4% from US$646,000 in the 1998 First Quarter to US$1.8 million in the 1999 First Quarter. Personnel costs increased by 23.4% from US$3.9 million during the 1998 First Quarter to US$4.9 million for the 1999 First Quarter. At March 31, 1999, the Company had 1,452 employees compared to 1,042 employees at March 31, 1998. Marketing expenses increased by 14.9% from US$899,000 in the 1998 First Quarter to US$1.0 million in the 1999 First Quarter, as a result of campaigns related to the Amigo prepaid card program. General and administrative costs represented to 27.6% as a percentage of total operating revenues for both the 1998 First Quarter and the 1999 First Quarter.

     OPERATING INCOME. Operating income increased 35.6% from US$6.1 million for the 1998 First Quarter to US$8.3 million for the 1999 First Quarter. The Company's operating income improved from 22.7% of total operating revenues for the 1998 First Quarter to 23.9% of total operating revenues for the 1999 First Quarter, as a result of higher margins from local service, cellular and international long distance services.

     OTHER INCOME (EXPENSES). Other expenses decreased slightly to US$3.7 million for the 1999 First Quarter over the same period in 1998. Interest expense increased by 2.0% from US$4.4 million for the 1998 First Quarter to US$4.5 million for the 1999 First Quarter due to higher long term debt outstanding as a result of the issuance of US$200 million aggregate principal amount of the Company's 11 3/8% Senior Notes due 2004. Interest expense as a percentage of total operating revenues declined from 16.2% for the 1998 First Quarter to 12.8% for the 1999 First Quarter.

     NET EARNINGS. Net earnings increased by 92.4% from US$2.4 million, or US$0.13 per share, for the 1998 First Quarter from net earnings of US$4.6 million, or US$0.19 per share, for the 1999 First Quarter, as a result of higher operating income. The weighted average number of shares outstanding at March 31, 1999 were 24,844,544 compared to 19,144,544 at March 31, 1998. Net earnings accounted for 8.9% of total operating revenues for the 1998 First Quarter compared to 13.3% of total operating revenues for the 1999 First Quarter.

     EBITDA. Earnings before interest, taxes, depreciation and amortization increased by 42.7% from US$11.1 million for the 1998 First Quarter to US$15.8 million for the 1999 First Quarter. The increase is attributed to the Company's improved operating performance as a result of higher operating margins from its local service, cellular, and international businesses. See Note 2 of Notes to Financial Statements.

EFFECTS OF INFLATION

     The annual inflation rates in the Dominican Republic in 1996, 1997 and 1998 were 4.0%, 8.0% and 7.8%, respectively. To date, the effects of inflation on TRICOM's operations have not been significant.

CHANGE IN FUNCTIONAL AND REPORTING CURRENCY

     Through December 31, 1996, the Company used the Dominican peso as its functional and reporting currency. While a significant portion of the Company's revenues, assets and liabilities historically were denominated in U.S. dollars, a clear determination of the functional currency was difficult, and the Company used the Dominican peso as its functional currency. However, in the Company's opinion, with the issuance of the Senior Notes, the Company's cash flows and financial results of operations are more appropriately presented in the U.S. dollar as the functional currency. Effective January 1, 1997, the Company changed its functional currency from the Dominican peso to the U.S. dollar. The Company's financial statements for periods prior to January 1, 1997 have not been restated for this change in the functional currency. However, the Company did retroactively change its reporting currency to the U.S. dollar.

     The Company anticipates that this change in functional currency may diminish the impact of any future devaluation of the Dominican peso against the U.S. dollar.

LIQUIDITY AND CAPITAL RESOURCES

     Substantial capital is required to expand and operate the Company's telephone networks. During the First Quarter of 1998 and 1999, the Company expended US$29.5 million and US$25.8 million, respectively, for capital expenditures. During 1998, the Company made capital expenditures for the installation of additional local access lines, enhancement of the Company's cellular network, expansion of international facilities, including the installation of TRICOM's switch in New York, and other network improvements. The Company currently estimates that capital expenditures relating to the installation of approximately 45,000 local access lines will total approximately US$97.3 million for 1999, including US$25.8 million expended through March 31, 1999. The Company anticipates expending approximately US$32.8 million for the expansion of its local network and US$11.1 million in 1999 to enhance its cellular network by adding new cell sites and capacity to existing cell sites. The Company also anticipates expending approximately US$2.9 million and US$18.6 million during 1999 to expand its international circuit capacity and network facilities, respectively. However, the amounts to be expended in 1999 for these purposes will depend upon a number of factors, including demand for the Company's services and competition in the Company's various markets. Thereafter, the Company expects to continue to expand its network in order to increase its penetration of the residential and commercial markets.

     In August 1998, the Company selected Motorola as the infrastructure provider of CDMA technology and equipment for its WLL and PCS build-out plans. The four-year US$52 million contract with Motorola provides for the installation of 150,000 wireless subscribers. The Company is currently market testing approximately 3,000 WLL lines around the Dominican Republic's capital city of Santo Domingo and expects to be rolling this product out commercially during the second quarter of 1999. TRICOM plans to expand into five other cities during the rest of 1999. The Company anticipates that the first phase of the WLL build-out will be completed at a cost of US$12.6 million, and will deploy capacity to connect approximately 36,000 subscribers by the end of 1999. Upon completion of the first stage, the WLL system is expected to cover approximately 60% of the area of Santo Domingo. The Company expects the second stage, which will cover five additional cities, to be operational by the end of the second quarter of 1999. The Company expects to implement the third and final stage over the course of the following three years, extending coverage to seven additional cities and increasing capacity in the previously covered cities. The Company anticipates financing the cost of the first phase of the WLL with a portion of the US$68.7 in net proceeds received from the offering of 5,700,000 American Depositary Receipts which was consummated in May 1998, as well as net cash flows from operations and short-term and medium-term borrowings.

     The Company anticipates that it will be able to meet its operating and capital requirements with the net proceeds received from the ADR Offering, cash flows from operating activities and available borrowings under existing short-term credit facilities. Management believes that the increased average maturity of the Company's indebtedness, as a result of its Senior Note Offering in August 1997, will enhance the Company's operational flexibility. The payment of interest on the Senior Notes for the first four interest periods has been funded with investments that are held in an escrow account, which will result in the enhancement of the Company's cash flow through 1999. Net cash provided by operating activities was US$7.8 million and US$5.7 million for the 1998 and 1999 First Quarter, respectively.

     The Company had account receivables of US$15.9 million and US$16.5 million and allowance for doubtful accounts of US$741,000, and US$827,000 at December 31, 1998 and March 31, 1999, respectively. Accounts receivables and allowance for doubtful accounts remained stable for the last two years given the implementation of tighter credit policies by the Company and increased traffic from resellers, which the Company requires to prepay for its services or gives very short-term credit terms.

     The Company's total assets increased from US$444.8 million at December 31, 1998 to US$448.9 million at March 31, 1999. The Company's indebtedness was approximately US$279.0 million at March 31, 1999, of which US$200.0 million represented the Company's Senior Notes and US$79.0 million represented short-term borrowings, including an aggregate principal amount of US$32.0 million of industrial revenue bonds issued by the Caribbean Basin Projects Financing Authority ("Carifa Bonds"). The Company has irrevocably deposited with the trustee for the Carifa Bonds an amount estimated to be sufficient to pay the principal amount of the Carifa Bonds at their maturity in September 1, 1999 and to pay interest on such industrial revenue bonds through such date. Shareholders' equity increased from US$127.6 million at December 31, 1998 to US$132.2 from million at March 31, 1999, as a result of increased net income for the period.

     As a result of the ADR Offering, GFN and Motorola were no longer required to provide guarantees of borrowings of the Company, and the Company terminated a credit facility with Citibank (the "Citibank Facility") guaranteed by Motorola, which permitted the Company to borrow up to US$11.0 million. However, in January 1999, Citibank increased its existing credit facilities to TRICOM by US$11.0 million to US$20.0 million. In addition, at January 31, 1998 the Company obtained a US$10.0 million credit facility with a local Dominican bank to finance working capital. Moreover, the Company is in the process of obtaining additional credit facilities with international banks for approximately US$27.5 million. At March 31, 1999, the Company had approximately US$40.8 million available under short-term, U.S. dollar- and peso- denominated credit facilities with Dominican banks.

     The Company has not engaged in transactions to hedge against foreign currency or interest rate fluctuations.

IMPACT OF YEAR 2000

     The year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year (the "Year 2000 Issue"). Any of TRICOM's computer programs or hardware that have date-sensitive software or embedded microprocessors may recognize a date using "00" as the year 1900 rather than the year 2000. The failure to correct any such programs or hardware could result in system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. Based on recent assessments, TRICOM has determined that it will be required to modify or replace some portions of its software, and, to a lesser extent, its hardware so that those systems will properly utilize dates beyond December 31, 1999. TRICOM believes that with modification and replacement of existing software and hardware, the Year 2000 Issue can be substantially mitigated. However, if such modifications and replacements are not made, or are not completed on a timely basis, the Year 2000 Issue could have a material impact on the operations of TRICOM. The Company currently anticipates that such replacements and modifications will be completed on a timely basis.

     TRICOM's plan to resolve Year 2000 Issues involves four phases: assessment, remediation, testing and implementation. TRICOM's management information systems ("MIS") department has completed an assessment of all material information technology systems that would be affected by the Year 2000 Issue if not modified and has initiated a program to modify or replace portions of its software so that TRICOM's computer systems will function properly after December 31, 1999. TRICOM's financial systems, including general ledger, accounts payable, purchase orders, fixed assets and inventory control functions, already have been upgraded and are Year 2000 compliant. TRICOM's systems that assist in the management of service orders, facilities management, engineering work orders, toll rating, toll editing and trouble tracking are now Year 2000 compliant. The MIS department has assessed and modified the BIOS of every computer on the Company's internal network, and every computer on such network is now Year 2000 compliant. The MIS department has commenced a software application development project to improve TRICOM's billing system and make such systems Year 2000 compliant. The Company anticipates that the new billing application platform will be completed by the second quarter of 1999. TRICOM expects software reprogramming and replacement, testing and implementation to be completed by the second quarter of 1999.

     TRICOM's network engineering department has identified every component of the Company's telecommunications network that may be subject to Year 2000 failures. The Company anticipates that it will have remedied or replaced any network components that are not Year 2000 compliant by the end of the third quarter of 1999. The remediation or replacement of telecommunications equipment depends primarily on the manufacturers of that equipment for modifications. TRICOM is also in the process of assessing the extent to which its suppliers of other products and services will be able to supply TRICOM after December 31, 1999. TRICOM has initiated communications with all of its significant equipment vendors and other suppliers. TRICOM has not obtained timetables of expected completion dates of modification, testing and implementation from all of the vendors and suppliers. TRICOM does not control its equipment vendors and other suppliers, but is attempting to have such timetables submitted in the third quarter of 1999. The effect on TRICOM's operations of not having these systems remediated could be significant.

     TRICOM believes that its Year 2000 assessment and remediation program is approximately 90% complete with respect to its critical business systems and 70% complete with respect to its network. The total cost of the Year 2000 project is estimated to be less than US$100,000 and is being expensed as incurred and funded through operating cash flows.

     TRICOM conducts transactions that interface directly with other domestic and international telecommunications networks. There is no guarantee that the networks of other companies to which TRICOM's network connects will be timely compliant or that the failure to so comply would not have an adverse effect on TRICOM's network. Furthermore, there can be no assurance that other telecommunications providers will not experience material business disruptions that could affect TRICOM as a result of the Year 2000 Issue. TRICOM plans to complete communications with important international carriers and providers of international connectivity as to their Year 2000 readiness in the second quarter of 1999. The communications to date from such third parties to TRICOM's inquiries do not indicate that these third parties expect, at this time, to be non-compliant by the Year 2000 based on their progress to date. However, the inability of a substantial number of third parties to complete their Year 2000 resolution process could materially impact TRICOM. For example, the failure of satellite circuits or international gateway switches to function properly as a result of the Year 2000 Issue could cause significant disruptions in TRICOM's ability to generate revenues, which could have a material adverse effect on TRICOM's results of operations and financial condition.

     TRICOM is developing a contingency plan in case of failure of its information technology systems and anticipates that it will have tested such plan by the second quarter of 1999. In the event TRICOM's vendors or the telecommunications networks with which it connects do not expect to be Year 2000 compliant, TRICOM's contingency plan may include replacing such vendors or conducting the particular operations itself.

     TRICOM's schedule for completing its Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, and other factors. Estimates on the status of completion and the expected completion dates are based on progress to date compared to the timetable established by its management. TRICOM has not employed the services of independent contractors to verify TRICOM's assessment and estimates related to the Year 2000 problem. There can be no guarantee that these estimates will be achieved and actual results could differ materially from these plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     The following discussion about market risks to certain financial instruments of the Company includes "forward-looking" statements that involve risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements.

     The Company is exposed to market risks from adverse changes in interest rates and foreign exchange rates. TRICOM does not engage in speculative or leveraged transactions, nor does the Company hold or issue financial instruments for trading purposes. In addition, TRICOM does not engage in any interest rate or foreign currency exchange rate hedging transactions.

INTEREST RATE RISK

     TRICOM's interest expense is sensitive to changes in the general level of interest rates in the United States and in the Dominican Republic. At March 31, 1999, TRICOM had outstanding US$200 million aggregate principal amount of long-term debt, representing TRICOM's Senior Notes. The Senior Notes bear interest at 11 3/8% per annum and mature in the year 2004. The fair value of such Senior Notes was approximately US$164 million and US$185 million at December 31, 1998 and March 31, 1999, respectively.

     TRICOM's primary exposure to market risk for changes in interest rates relates to its short-term borrowings from Dominican banks. At December 31, 1998 and March 31, 1999, the Company had US$47.3 million and US$47.0 million, respectively, of short-term borrowings, including trade finance, outstanding from Dominican and international banks mostly denominated in US$ dollars. During the 1999 First Quarter, the Company's short-term borrowings bore interest at rates ranging from 9.5 % to 12% per annum, except for borrowings denominated in Dominican pesos which bore annual interest at 21 %. A 10% increase in the average rate for TRICOM's short-term debt would have decreased the Company's 1999 First Quarter net income by approximately US$52,000.

     The amount of short-term debt discussed above excludes US$32 million aggregate principal amount of industrial revenue bonds which mature in September 1999. TRICOM has deposited irrevocably funds with the trustee of such bonds in an amount sufficient to pay all accrued interest and principal at maturity.

FOREIGN EXCHANGE RISKS

     The Company is subject to currency exchange risks. During the 1999 First Quarter, TRICOM generated revenues of US$13.0 million in US dollars and US$21.8 million in Dominican pesos. In addition, at March 31, 1999, the Company had US$43.9 million of US dollar denominated debt and approximately US$3.1 million of Dominican peso denominated debt outstanding. At March 31, 1999, TRICOM had an indexed debt to the dollar of RD$35.0 million at a contracted exchange rate of RD$15.50 per US$1.00, resulting in a obligation of US$2.3 million.

     Dominican foreign exchange regulations require TRICOM and other telecommunications companies to convert all of its US dollar revenues into Dominican pesos at the official exchange rate, and it must purchase US dollars at the private market exchange rate. Although the official exchange rate now fluctuates and is tied to the private market rate, the official exchange rate tends to be lower than the private market rate. During 1999 First Quarter, the average official exchange rate was RD$ 15.70 per US$1.00 while the average private market rate was RD$ 16.03 per US$1.00.

     The Company's functional currency is the US dollar and, as a result, it must translate the value of Dominican peso-denominated assets into US dollars when compiling its financial statements. This translation can create foreign exchange gains or losses depending upon fluctuations in the relative value of the Dominican peso against the US dollar. During the 1999 First Quarter, TRICOM recognized an approximate US$165,000 foreign exchange gain. If the Dominican peso had devalued by an additional 10% against the US dollar on average during the 1999 First Quarter, then TRICOM would have realized a foreign exchange gain of US$182,000.

                                    PART II
                                OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

     There are no legal proceedings to which the Company is a party, other than routine litigation incidental to the business of the Company which is not otherwise material to the business or financial condition of the Company.


ITEM 2.  CHANGES IN SECURITIES AND USE OF PROCEEDS

        Not applicable.



ITEM 3.  DEFAULTS UPON SENIOR SECURITIES

        None.



ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

        Not applicable.



ITEM 5.  OTHER INFORMATION

        None.



ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K

        (a)    Exhibits.

               None.

        (b)    Reports on Form 6-K.

               The Company filed with the Securities and Exchange Commission a Report on Form 6-K on January 19, 1999 reporting the Company's residential service rates increase, a Report on Form 6-K on February 2, 1999 reporting the results of operations for the three-month period and year ended December 31, 1998, and a Report on Form 6-K on April 23, 1999 reporting the results of operations for the three-month period ended March 31, 1999.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                   TRICOM, S.A




Dated: May 17, 1999                                By: /s/ Carl H. Carlson
                                                       -------------------
                                                       Carl H. Carlson
                                                       Executive Vice President
                                                       and Member of the
                                                       Office of the President